STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (Unaudited)

Exhibit 1

	May 27, 2012	February 26, 2012
	(Dollars in thousands, except per share data)

ASSETS
Current assets:
Cash and cash equivalents	$24,252	$27,510
Accounts receivable, net of allowance for doubtful accounts of $222 and $160, respectively	38,253	37,066
Inventory	7,496	7,884
Deferred income taxes	1,613	1,613
Prepaid expenses and other current assets	4,687	4,454

Total current assets	76,301	78,527

Property and equipment, net	10,581	10,490
Intangible assets, net	3,278	3,024
Goodwill	10,301	9,591
Deferred income taxes	11,266	11,484
Deferred financing fees	8,556	9,216
Other assets	2,743	2,810

Total assets	$123,026	$125,142

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, REDEEMABLE ORDINARY STOCK, AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Current portion of long-term debt	$5,000	$5,000
Accounts payable	8,253	7,853
Accrued expenses	12,888	12,829
Accrued interest payable	3,383	9,608
Income taxes payable	165	103
Deferred income taxes	1,075	1,075
Deferred revenue	38,278	35,428

Total current liabilities	69,042	71,896

Long-term debt, net of discount	264,635	260,405
Embedded derivatives	26,168	25,884
Long-term deferred income taxes	232	232
Deferred revenue and other liabilities	15,875	15,847

Total liabilities	375,952	374,264

Commitments and contingencies (Note 7)

Redeemable convertible preferred stock and redeemable ordinary stock:
Series A: 7,000 shares authorized; 6,561 shares issued and outstanding at May 27, 2012 and February 26, 2012	111,373	109,189
Series B: 20,524 shares authorized; 3,532 issued and outstanding at May 27, 2012 and February 26, 2012	59,952	58,776
Right to shares of Series B redeemable convertible preferred stock	5,518	5,518
Ordinary shares subject to puts, 787 shares issued and outstanding at May 27, 2012 and February 26, 2012	1,181	1,181

Total redeemable convertible preferred stock and redeemable ordinary stock	178,024	174,664

Stockholders’ deficit:
Ordinary stock, $0.5801 par value, 181,003 shares authorized; 28,025 shares issued and outstanding at May 27, 2012 and February 26, 2012, respectively	16,257	16,257
Series A ordinary stock: $0.5801 par value, 7,678 shares authorized; 0 shares issued and outstanding at May 27, 2012 and February 26, 2012, respectively	—	—
Series B ordinary stock: $0.5801 par value, 90,115 shares authorized; 15,512 shares issued and outstanding at May 27, 2012 and February 26, 2012, respectively	8,998	8,998
Additional paid-in-capital	—	—
Accumulated deficit	(456,907)	(450,306)
Accumulated other comprehensive income	702	1,265

Total stockholders’ deficit	(430,950)	(423,786)

Total liabilities, redeemable convertible preferred stock and redeemable ordinary stock, and stockholders’ deficit	$123,026	$125,142

The accompanying notes are an integral part of the interim consolidated financial statements.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	13 Weeks Ended
	May 27, 2012	May 29, 2011
	(Dollars in thousands)
REVENUE
Product	$19,564	$16,889
Service	33,001	32,677

Total revenue	52,565	49,566

COST OF REVENUE
Product	7,300	7,488
Service	14,658	13,909

Total cost of revenue	21,958	21,397

Gross profit	30,607	28,169

OPERATING EXPENSES
Research and development	6,606	7,346
Sales and marketing	8,109	7,786
General and administrative	5,233	5,754
Restructuring charges	34	—
Management fees	300	300

Total operating expenses	20,282	21,186

Profit from operations	10,325	6,983

Interest income	6	6
Interest expense	(12,527)	(12,185)
Loss on change in fair value for embedded derivatives	(291)	(337)
Other income (expense), net	9	(46)

Loss before income taxes	(2,478)	(5,579)
Income taxes	804	316

Net loss	$(3,282)	$(5,895)

The accompanying notes are an integral part of the interim consolidated financial statements.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

	13 Weeks Ended
	May 27, 2012	May 29, 2011
	(Dollars in thousands)

Net loss	$(3,282)	$(5,895)

Other comprehensive loss, net of taxes:
Cumulative translation adjustments	(562)	275

Changes in market value of corporate equity security:
Unrealized loss on corporate equity security, net of taxes of $1 and $1	(1)	(3)

Comprehensive loss	$(3,845)	$(5,623)

The accompanying notes are an integral part of the interim consolidated financial statements.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	13 Weeks Ended
	May 27, 2012	May 29, 2011
	(Dollars in thousands)

OPERATING ACTIVITIES
Cash flows used in operating activities:
Net loss	$(3,282)	$(5,895)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,723	1,978
Amortization of deferred financing costs and debt discount	2,855	2,554
Stock-based compensation	41	93
Provision for doubtful accounts	24	—
Inventory provision	69	279
Loss on change in fair value of embedded derivatives	291	337
Loss on retirement of property and equipment	40	12
Interest payable-in-kind	2,081	1,902
Changes in assets and liabilities
Accounts receivable	(1,318)	3,425
Inventory	84	(41)
Prepaid expenses and other current assets	(262)	(431)
Accounts payable	424	(490)
Accrued expenses	190	(38)
Accrued interest payable	(6,225)	(6,275)
Income taxes payable	263	(362)
Deferred revenue	2,551	3,323
Other long-term assets and liabilities	(27)	(581)

Net cash used in operating activities	(478)	(210)

INVESTING ACTIVITIES
Cash flows used in investing activities:
Acquisition of property and equipment	(1,494)	(806)
Acquisition of business	(975)	—
Acquisition of other long-term assets	(30)	(19)

Net cash used in investing activities	(2,499)	(825)

FINANCING ACTIVITIES
Cash flows used in financing activities:
Payment of debt and equity issuance fees	—	(142)

Net cash used in financing activities	—	(142)

Effect of exchange rate changes on cash	(281)	166

Net decrease in cash and cash equivalents	(3,258)	(1,011)
Cash and cash equivalents at beginning of period	27,510	28,100

Cash and cash equivalents at end of period	$24,252	$27,089

The accompanying notes are an integral part of the interim consolidated financial statements.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Dollars in Thousands)

NOTE 1 — NATURE OF BUSINESS

Stratus Technologies Bermuda Holdings Ltd. (“Stratus” or the “Company”) is a leading global provider of a differentiated suite of continuous availability solutions for mission-critical enterprise applications for the enterprise data center and small to medium-sized businesses. The Company’s customer base includes some of the most recognizable companies in the world across a variety of large industries, including financial services, healthcare and life sciences, manufacturing and logistics, and government and public safety. These customers rely on our products and services for their critical computer-based operations that they require to be continuously or highly available for the proper functioning of their businesses.

Stratus’ suite of products includes servers, services and software. The servers utilize a true, fault-tolerant systems architecture supported by a value-added services platform, which together provide industry-leading continuous availability with greater than 99.999% uptime (i.e., less than five minutes of annual unplanned downtime). The Company’s value added services include maintenance services and managed services. Maintenance services are comprised of remote service management, predictive fault detection, root cause analysis and uptime guarantees. Managed services include long-term engagements where we manage many elements of a customer’s mission-critical server environment, as well as onsite consulting and project management.

The Company provides its products and services through direct sales and third-party channels, including distributors, value added resellers, independent software vendors and systems integrators around the world. As of May 27, 2012, the Company employed 537 people globally.

We believe our cash on hand, expected future operating cash inflows and borrowings available under our Revolving Credit Facility will be sufficient to fund operations, debt payment requirements and capital expenditures and to maintain compliance with the covenants under our debt agreements over the next twelve month period. However, there is no assurance that cash flows from operations and additional financings will be available in the future to fund such obligations in the long-term. There can be no assurance that we will be able to refinance any of our debt obligations on commercially reasonable terms or at all. The Company currently anticipates that it will not have the funds to repay the debt upon maturity and will most likely seek to refinance or restructure the debt in the future.

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company operates on a 52-to-53 week fiscal year that ends on the Sunday closest to the last day of February. The unaudited interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. These unaudited interim consolidated financial statements are for the period covering the thirteen weeks ended May 27, 2012 (also referred to as the “quarter-to-date fiscal period ended May 27, 2012” or the “quarter-to-date period ended May 27, 2012”) and the period covering the thirteen weeks ended May 29, 2011 (also referred to as the “quarter-to-date fiscal period ended May 29, 2011” or the “quarter-to-date period ended May 29, 2011”). All intercompany accounts and transactions have been eliminated.

The accompanying unaudited interim consolidated financial statements do not include all of the information and note disclosures required by generally accepted accounting principles (“GAAP”) in the United States. These unaudited interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material inter-company balances and transactions have been eliminated.

These unaudited interim consolidated financial statements have been prepared based upon Securities and Exchange Commission (“SEC”) rules that permit reduced disclosure for interim periods. It is management’s opinion that the accompanying unaudited interim consolidated financial statements reflect all adjustments (which are normal and recurring) that are necessary for a fair statement of the results for the interim periods. For a more complete discussion of significant accounting policies and certain other information, these consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto included in the Company’s annual report on Form 20-F for the year ended February 26, 2012. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full fiscal year.

The February 26, 2012 balance sheet data was derived from audited consolidated financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

Loss on change in fair value for embedded derivatives of $337 was included in other expense, net at May 29, 2011. This amount has been reclassified from other expense, net to loss on change in fair value for embedded derivatives to conform to current period presentation.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in Thousands)

Out of period adjustments

During the quarter-to-date fiscal period ended May 27, 2012, the Company identified immaterial errors in deferred costs related to certain solution services engagements during fiscal 2005 to 2008 and in the classification of accrued expenses related to restoration costs at February 26, 2012.

The Company had incorrectly deferred costs related to certain solution services engagements. These errors resulted in an understatement of service expenses of $70 in fiscal 2005, $36 in fiscal 2006, $199 in fiscal 2007 and $241 in fiscal 2008. The Company corrected these errors in the quarter-to-date fiscal period ended May 27, 2012, which had the effect of reducing gross profit and increasing loss before income taxes of $546, and net loss by $478. In addition, this correction increased the carrying value of accrued expenses by $546k

Restoration costs related to a lease in Japan of $421 were included in accrued expenses at February 26, 2012. The Company revised the classification of this amount from accrued expenses to other deferred revenue and other long-term liabilities at February 26, 2012.

The Company concluded that these errors, individually or in the aggregate, were not material to the fiscal 2012, 2008, 2007, 2006 or 2005 financial statements. In addition, the Company concluded that the correction of these errors is not material to the estimated fiscal 2013 results.

Cash and cash equivalents

Cash equivalents include investments with maturities of three months or less at time of purchase and primarily consist of a highly liquid money market fund. The Company had $310 and $5,759 recorded as cash equivalents as of May 27, 2012 and February 26, 2012, respectively.

Restricted cash

The Company had $126 in other long-term assets at May 27, 2012 and February 26, 2012 for cash collateral obligations required in the ordinary course of business.

Fair value measurements

On March 22, 2010, the Company entered into the Second Amendment to the First Amended and Restated Second Lien Credit Agreement (“Lien 2”), which became effective upon the overall refinancing of the Company’s outstanding debt on April 8, 2010 (the “April 2010 Refinancing”). Also on April 8, 2010, the Company issued Units, each consisting of $480 principal amount of 12% Senior Secured Notes due 2015 of Stratus Technologies Bermuda Ltd. and $520 principal amount of 12% Senior Secured Notes due 2015 of Stratus Technologies, Inc. (collectively, the “Senior Secured Notes” or the “Notes”). See the Company’s fiscal 2012 annual report filed on Form 20-F for more information on the April 2010 Refinancing.

In accordance with the accounting standards for fair value measurements and disclosures, certain of the Company’s assets and liabilities, including those associated with the Senior Secured Notes and the Lien 2 debt are measured at fair value. Fair value is defined as the price at which an asset would be sold or a liability would be transferred in an orderly transaction between market participants at the measurement date. The Company determines fair values using the following hierarchy:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in Thousands)

The following tables represent the Company’s assets and liabilities measured at the fair value on a recurring basis as of May 27, 2012 and February 26, 2012:

	Total May 27, 2012	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash equivalents in a highly liquid money market fund	$310	$310	$—	$—
Investment in corporate equity security	29	29	—	—
Embedded derivative in Senior Secured Notes	152	—	—	152

Total	$491	$339	$—	$152

Liabilities:
Embedded derivatives in Senior Secured Notes	26,168	—	—	26,168

Total	$26,168	$—	$—	$26,168

	Total February 26, 2012	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:
Cash equivalents in a highly liquid money market fund	$5,759	$5,759	$—	$—
Investment in corporate equity security	32	32	—	—
Embedded derivative in Senior Secured Notes	159	—	—	159

Total	$5,950	$5,791	$—	$159

Liabilities:
Embedded derivatives in Senior Secured Notes	25,884	—		25,884

Total	$25,884	$—	$—	$25,884

As of May 27, 2012, the carrying value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and short-term debt approximated their fair value due to the short-term nature of these financial instruments. The Company invests in a short-term money market fund that is classified as cash and cash equivalents within the accompanying consolidated balance sheets, as these funds are highly liquid and readily convertible to known amounts of cash. The Company’s investment in a corporate equity security is held in a security traded on a public market and may be converted to cash based on its market value on that date. As a result, these investments are classified Level 1 assets in the fair value hierarchy.

The Company determined the fair value of the Senior Secured Notes by identifying all of the possible redemption combinations that could occur, then constructed a payment schedule for the Senior Secured Notes and discounted the cash flows to their present values using a discount rate determined by adjusting the implied yield of the Senior Secured Notes at their inception. The fair value of the Notes is the weighted average present value of all paths. At May 27, 2012, the fair value of the Notes was approximately $225,065 which includes the net fair value of the embedded derivatives of $26,016. At February 26, 2012, the fair value of the Notes was approximately $227,679, which includes the net fair value of the embedded derivatives of $25,725.

The income approach was used to value Lien 2. The cash flows for Lien 2 were projected as of the valuation date based on the contractual terms and conditions contained within the credit agreement relating to that loan. The cash flows generated were discounted to their present value using an estimated rate of return that reflected the relative risk of the security, as well as the time value of money. Factors used to determine the appropriate discount rate included an estimate of our credit quality based on comparable company financial metrics, seniority of the debt relative to the Company’s other outstanding financial instruments, as well as the interest terms under the Lien 2 credit agreement. The result was a range of concluded fair values. At May 27, 2012 and February 26, 2012, the concluded fair value of the Lien 2 debt including accrued interest payable-in-kind was $87,384 and $85,001, respectively, which was less than the carrying value of the debt of $93,591 and $91,465, respectively.

The data sources utilized in this valuation model are not directly obtained from observable market activity and are significant to the fair value measurement of Level 3 unobservable inputs to the fair value hierarchy.

The Company analyzed the Senior Secured Notes in accordance with accounting standards for derivative instruments and hedging activities and identified certain features that were considered embedded derivatives:

•	the Issuer’s right to redeem the Senior Secured Notes at a specified price in the event of an Equity Offering;

•	the right of the holder of the Senior Secured Notes to sell back the Senior Secured Notes to the Company at a specified price in the event of a Change in Control; and

•

the Issuer’s requirement to make an offer to purchase the Senior Secured Notes with 100% of Excess Cash Flow for each annual period ending on the last day of each fiscal year ending on or after February 27, 2011 at 120% of the principal amount together with accrued and unpaid interest.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in Thousands)

As of May 27, 2012, the fair value of the Equity Offering embedded derivative is $152 and is recorded in other assets in the consolidated balance sheet. The fair value of the Change in Control and Excess Cash Flow embedded derivatives are $25,311 and $857, respectively, and are recorded as long-term liabilities in the consolidated balance sheet. These embedded derivatives will be revalued quarterly and any change in fair value will be recorded in the consolidated statements of operations.

For the quarter-to-date fiscal periods ended May 27, 2012 and May 29, 2011, the Company recorded an expense of $291 and $337, respectively, related to the net change in the fair value of the embedded derivatives.

The following table provides a summary of changes in fair value of the Company’s recurring Level 3 financial assets for the thirteen weeks ended May 27, 2012 and May 29, 2011:

	13 Weeks Ended
	May 27, 2012	May 29, 2011
Assets:
Balance, beginning of the period	$159	$1,473
(Decrease) increase to embedded derivative	(7)	19

Balance, end of the period	$152	$1,492

	13 Weeks Ended
	May 27, 2012	May 29, 2011
Liabilities:
Balance, beginning of the period	$25,884	$18,955
Increase to embedded derivatives	284	356

Balance, end of the period	$26,168	$19,311

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

Fair value of the Company’s embedded derivatives is derived using a valuation model that utilizes the income valuation approach. This valuation model takes into account cash flows expected to be generated over the instrument’s remaining life, the contract terms and other inputs such as management’s estimation of the probability of certain events, as well as other data points. The data sources utilized in this valuation model are not directly obtained from observable market activity and are categorized as Level 3 unobservable inputs to the fair value hierarchy.

The significant unobservable inputs in the fair value measurement of the embedded derivatives in the Company’s Senior Secured Notes include changes in the implied yield of the Notes, as measured from the issuance date of the Notes through the valuation date, the passage of time and its effect upon each of the three identified features embedded within the Notes as described above, and management’s estimates of probability for the occurrence of an early redemption of the Notes, an optional redemption, or an excess cash flow offer before the maturity date of the Notes. The percentage of probability assigned to any of these events occurring, combined with the effect of the passage of time and any change in the implied yield of the instrument at the valuation date will affect the fair value of the Notes. Significant increases or decreases in any of the probabilities or significant change in the implied yield in isolation could result in a significantly lower or higher fair value measurement. Generally, a decrease in the implied yield will result in an increase in the fair value of the Notes, and thus a decrease in the fair value of the embedded derivatives. Similarly, an increased percentage of probability related to the change of control feature for example, is accompanied by a directionally opposite change in the fair value of both the optional redemption with an equity offering and the excess cash flow offer features.

The following table presents information about significant unobservable inputs related to the Company’s Level 3 financial assets and liabilities at May 27, 2012.

Quantitative Information about Level 3 Fair Value Measurements

Embedded Derivative	Fair Value at May 27, 2012 (in 000s)	Valuation Technique(s)	Unobservable Input(s)	Current/Range
Optional redemption feature	$152	Discounted cash flow	Probability of occurrence Change in yield since issue Maturity date Implied yield	0% - 5% -2.81% April 2013 15.57%

Change of control feature	$25,311	Discounted cash flow	Probability of occurrence Change in yield since issue Maturity date Implied yield	50% - 90% -2.81% April 2014 15.57%

Excess cash flow feature	$857	Discounted cash flow	Estimated annual offer amount Change in yield since issue Maturity date Implied yield	$5,000 -2.81% March 2015 15.57%

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in Thousands)

Inventory

Inventory is valued at the lower of cost (first-in, first-out) or market. The Company considers historic usage and future demand in estimating the realizable value of its inventory. The Company records a provision upon determination that inventory is excess or obsolete.

Inventory consists of the following:

	May 27, 2012	February 27, 2012
Parts and assemblies	$1,684	$1,613
Work-in-process	162	694
Finished products	5,650	5,577

Total Inventory	$7,496	$7,884

Revenue recognition

The Company derives revenue from the sale of products, post contract support, and solution services. The Company’s transactions frequently include the sale of products and services under multiple element arrangements. The products, which consist of hardware servers with embedded value-added software and software-only licenses, and services, are sold to end users, resellers and other third-party channels. The Company’s hardware servers are always enabled with the embedded value added software as they function together to deliver the server’s functionality.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product or performance of the services has occurred, title and risk of loss has passed to the customer, the sales price is fixed or determinable, and collectability is reasonably assured (or probable for those arrangements accounted for under the software revenue recognition guidance).

The accounting standards for revenue recognition exclude tangible products containing software components and non-software components that function together to deliver the product’s essential functionality from the scope of industry specific software revenue recognition guidance. For all contracts which contain multiple elements and software and non-software components that function together to deliver the tangible product’s essential functionality, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on VSOE, if available, TPE if VSOE is not available, and BESP if neither VSOE nor TPE is available. The Company then recognizes revenue for each deliverable based on its relative value.

VSOE is based upon the amount charged when an element is sold separately. The Company does not have VSOE for its hardware and software product offerings because substantially all transactions involving the Company’s products are sold together with other elements, such as post contract support and/or other services. TPE is established by evaluating largely interchangeable competitor products in stand-alone sales to similarly situated customers. However, the Company is not typically able to determine TPE because the Company’s products contain a significant element of proprietary value added technology that offers substantially different features and functionality enabling fault tolerance, unlike any other product in the market. The Company has established VSOE on its service offerings. Post contract support VSOE is supported by a substantive maintenance renewal clause coupled with consistent pricing year over year after initially being established. Solution services VSOE is supported by consistent hourly rates charged for such services. If the arrangement contains both software enabled hardware and software-only deliverables, the arrangement consideration is then allocated to software enabled hardware and the software-only deliverables as a group using the relative selling prices based on the selling price hierarchy described above.

When the Company is unable to establish VSOE or TPE for its products, the Company uses BESP in its allocation of the arrangement consideration. The objective of BESP is to determine the price the Company would typically sell the product for on a stand-alone basis. The Company’s discounts vary, and overall average discounts differ from quarter to quarter. However, the Company does sell based on market demands and maintains consistent positive margins and management controls product discounts based on the projected product margins for each transaction. Therefore a margin based BESP has been determined to be most appropriate. The Company has determined BESP for its products based upon geography, operating system, and performance functionality. The Company reviews this margin based BESP on a periodic basis based upon the consistency of product pricing.

For software-only products and all product transactions, the Company recognizes revenue under the software revenue recognition guidance and allocates revenue for multiple element arrangements for which VSOE exists for all undelivered elements using the

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in Thousands)

“residual method”. The value of the services is determined using VSOE and deferred initially and then recognized ratably over the maintenance period or as delivered for solution services. The residual amount of the order is then allocated to and recognized for delivered elements.

The Company limits the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligations, or subject to customer specific return or refund privileges. If an arrangement includes subjective or other customer acceptance provisions beyond standard acceptance provisions that the product conforms to standard published specifications, revenue recognition occurs upon the earlier of receipt of written customer acceptance or expiration of the acceptance period.

Maintenance and support services are recognized ratably over the life of the maintenance and support service period, which typically is one year or greater, and maintenance agreements automatically renew until such time as termination is invoked per the contract. Maintenance and support services include parts replacement and repair, telephone support, and unspecified rights to operating system upgrades and enhancements on a when and if available basis. Installation and other consulting service revenues are recognized as performed, subject to all other revenue recognition criteria being met. Solution services typically include migration services, performance analysis, application support, and various other consulting services, none of which is considered essential to the functionality of the Company’s products.

If the fee due from the customer is not fixed or determinable, inclusive of when payment terms greater than 90 days have been granted, revenue is recognized as payment is due, assuming all other revenue recognition criteria have been met. If collection is not considered reasonably assured (or probable for those arrangements accounted for under the software revenue recognition guidance), revenue is recognized upon receipt of cash. In certain regions or countries where collection risk is considered to be high, such as Latin America, and certain Asian and Eastern European countries, revenue is generally recognized only when full cash payment is received from the customer or when a formal letter of credit, or bank guarantee has been put in place.

Revenue for arrangements with resellers is generally recognized when the Company delivers product as designated by the reseller, and all other revenue recognition criteria have been met. Delivery is generally directly to end users or to the reseller if the reseller is integrating the product into its offering or otherwise designates such. If the Company continues to participate in sales to the end user, revenue is deferred and recognized when product is sold through to the end user based on evidence provided by the reseller, provided all other revenue recognition criteria have been met (“sell through”). On a limited basis, when the Company provides a reseller with stock rotation rights or any other return rights, revenue is deferred until the rights have lapsed and all other revenue recognition criteria have been met. The Company records deferred revenue for product shipped to customers and related services where amounts are billed pursuant to a contractual right and collection occurs or is probable prior to satisfying revenue recognition criteria.

Shipping charges billed to customers are included in revenue and the related shipping costs are included in cost of revenue. Sales tax, value-added tax, consumption tax and any other similar taxes are excluded from revenue.

New Accounting Guidance

In May 2011, a pronouncement was issued that requires the Company to report the level in the fair value hierarchy of assets and liabilities not measured at fair value in the balance sheet but for which the fair value is disclosed, and to expand existing disclosures. The pronouncement is effective for fiscal years beginning after December 15, 2011 and is to be applied prospectively. The Company adopted this pronouncement on February 27, 2012. As this pronouncement relates to disclosure only, the adoption did not have a material impact on the Company’s consolidated financial condition, results of operations or cash flows.

In June 2011, a pronouncement was issued that amended the guidance allowing the presentation of comprehensive income and its components in the statement of changes in equity. The pronouncement provides the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The methodology for the computation remains the same. The pronouncement is effective for fiscal years beginning after December 15, 2011 and is to be applied retrospectively. The Company adopted this pronouncement as of February 27, 2012. As this pronouncement relates to disclosure only, the adoption did not have a material impact on our consolidated financial condition, results of operations or cash flows.

In September 2011, a pronouncement was issued that amended the guidance for goodwill impairment testing. The pronouncement allows an entity to perform an initial qualitative assessment to determine whether it is “more likely than not” that the fair value of the reporting unit is less than its carrying amount. This assessment is used as a basis for determining whether it is necessary to perform the two step goodwill impairment test. The methodology for how goodwill is calculated, assigned to the reporting unit and the application of the two step goodwill impairment test have not been revised. The pronouncement is effective for fiscal years beginning after December 15, 2011. The Company adopted this pronouncement as of February 27, 2012. The adoption of this new accounting standard did not have a significant impact on its consolidated financial position, results of operations or cash flows.

Warranty

The Company warrants that its products will perform in all material respects in accordance with the Company’s standard published specifications in effect at the time of delivery of the products to the customer. The Company offers product warranties generally ranging from 30 days to 1 year. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, whether the units are covered by service contracts, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.

Changes in the Company’s product warranty liability for the quarter-to-date fiscal periods ended May 27, 2012 and May 29, 2011 are as follows:

	May 27, 2012	May 29, 2011
Balance, beginning of period	$61	$98
Current period accrual	20	61
Amounts charged to the accrual	(25)	(65)

Balance, end of the period	$56	$94

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in Thousands)

NOTE 3 — ACQUISITION OF DATA RESEARCH AND APPLICATIONS INC.

On April 25, 2012, the Company acquired substantially all of the net assets of Data Research and Applications Inc. (“DRA”), a data storage and recovery company, for consideration of approximately $1,175. DRA developed data storage and recovery products for Stratus customers since 1982. Payment of $975 was made on April 25, 2012 and the remaining $200 will be made by July 24, 2012.

This acquisition was accounted for under the purchase method of accounting. The purchase price of the acquisition was allocated to tangible and intangible assets based on their fair values. The Company has allocated $325 of the purchase price to intangible assets comprised of completed technology, product trademarks and trade names and other purchased intangibles. The excess purchase price of $721 after this allocation has been accounted for as goodwill.

The following table presents the fair value of assets and liabilities recorded in connection with the DRA acquisition:

Working capital	$65
Fixed assets	64
Completed technology	235
Product trademarks and trade names	15
Transitional service agreement	75
Goodwill	721

Total purchase consideration	$1,175

Completed technology is being amortized over 9 years. Product trademark and trade names are being amortized over 8 years. Transitional service agreement is being amortized over 2 fiscal quarters. The intangible assets are being amortized based upon the pattern in which the economic benefits of the intangible assets are being utilized. There will be no tax deduction for the goodwill related to this acquisition.

The value of core technology and product trademark and tradenames was determined using the income approach, relief from royalty method, which is used to estimate the cost savings that accrue to the owner of an intangible asset who would otherwise have to pay royalties or license fees on revenue earned through the use of the assets. A royalty rate of 15% was used based on published royalty rates paid for the licensing of similar technology. A discount rate of 10% was used to reflect the overall risk of the asset.

The value of the transitional service agreement was determined using the income approach, avoided cost method which considers the concept of avoided cost as an indicator of value. A royalty rate of 1% was used based on consideration of available market data.

As DRA’s primary customer since 1982, the Company made the acquisition to ensure both longevity and ability to maintain fully functioning DRA product lines.

Proforma results of operations for this acquisition have not been presented because the effect of this acquisition was not material to the Company’s financial results.

NOTE 4 — RESTRUCTURING

The following tables set forth the restructuring liability for the thirteen week fiscal periods ended May 27, 2012 and May 29, 2011.

	13 Weeks Ended
	May 27, 2012	May 29, 2011
Balance, beginning of period	$1,813	$1,298
Restructuring charges, including changes in prior estimates of liability	34	—
Currency translation	(10)	—
Cash payments	(903)	(535)

Balance, end of period	$934	$763

The restructuring liability reflects estimates, including those related to termination benefits and settlements of contractual obligations, which are adjusted by the Company periodically throughout the year.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in Thousands)

NOTE 5 — INCOME TAXES

The Company is currently under examination by the Internal Revenue Service for its fiscal 2010 and fiscal 2011 Federal income tax returns. The audit is currently in its discovery stage. The Company believes there is no requirement for any income tax reserves based on the current status of the examination.

NOTE 6 — DEBT

Debt consists of the following:

	May 27, 2012	February 26, 2012
Senior Secured Notes	$210,003	$210,003
Second Lien Credit Facility, including interest payable-in-kind	91,510	89,474

Total debt before debt discount	301,513	299,477
Debt discount	(31,878)	(34,072)

Total	$269,635	$265,405

The weighted-average interest rate of the Senior Secured Notes was 13.8% for the thirteen week fiscal periods ended May 27, 2012 and May 29, 2011. The weighted-average interest rate of the Second Lien Credit Facility was 14.8% and 14.9% for the thirteen week fiscal periods ended May 27, 2012 and May 29, 2011, respectively.

There were no borrowings under the Revolving Credit Facility during the thirteen week fiscal periods ended May 27, 2012 and May 29, 2011.

On May 25, 2012, the Company made an excess cash flow (“ECF”) offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. The redemption and payment of the qualified units will be completed by June 27, 2012.

NOTE 7 — COMMITMENTS AND CONTINGENCIES

Legal matters

On January 9, 2012, the Company learned that VMOOM, a general partnership located in San Marino, California (the “Plaintiff”), filed a complaint against the Company in the Los Angeles Superior Court (the “State Court”). The complaint asserted claims for breach of contract, interference with present and prospective economic relationships and economic advantages, fraud, and equitable indemnity and comparative contribution, alleging that the Company breached their contractual obligations by its late delivery and the Company’s failure to deliver to computer systems valued at approximately $900, on or before the dates requested, resulting in damage to the Plaintiff in the form of penalties and lost immediate and future business.

In February 2012, the Company removed the action to the Federal Court Central District of California, and filed a motion to dismiss all claims except for the breach of contract claim, and to bar damages beyond those allowed under the limitation of damages provision in the contract (value of the products at issue). The Company also filed an opposition to Plaintiff’s motion to remand to State Court.

On March 19, 2012, Plaintiff filed a First Amended Complaint withdrawing two of its claims from its initial complaint and alleging damages of $11,800, along with punitive damages between two and three times the amount of its actual damages, plus attorneys’ fees and costs as allowed by law.

On April 2, 2012, the Company filed a motion to dismiss all claims against the Company except for the breach of contract claims.

On April 24, 2012, the Federal Court ruled, without oral argument, on the Company’s dismissal and remand motions, dismissing the equitable indemnity/contributions claim, applying Massachusetts law and the limitations of liability provision to the Plaintiff’s claims, dismissing Plaintiff’s request for consequential and punitive damages, and denying Plaintiff’s remained motion, and allowing Plaintiff to file an amended complaint, if it chose to do so.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in Thousands)

On May 11, 2012, Plaintiff served on the Company its Second Amended Complaint, essentially reasserting all the claims in its First Amended Complaint, plus an additional claim of breach of fiduciary duty and seeking damages of $11,800, along with punitive damages between two and three times the amount of its actual damages, plus attorneys’ fees and costs as allowed by law, essentially the same as sought by Plaintiff in the First Amended Complaint.

On May 31, 2012, the Company filed a motion to dismiss all claims for damages beyond those allowed under the limitations of liability provisions in the contract as well as the claims for equitable indemnity/contribution and breach of fiduciary duty. Those motions are set for hearing on August 20, 2012.

The Company intends to vigorously defend this case and believes it has valid legal defenses and counter claims against Plaintiff. The Company is currently unable to estimate any potential contingent losses, if any, as discovery has not yet commenced, nor is adequate information available to estimate such range of loss.

The Company is involved in various other legal proceedings arising in the ordinary course of business, none of which is currently expected to have a material adverse effect on results of operations, cash flows or financial condition.

Purchase commitments

As of May 27, 2012 and February 26, 2012, the Company had outstanding purchase commitments to one contract manufacturer amounting to approximately $4,104 and $3,931, respectively.

NOTE 8 — REDEEMABLE CONVERTIBLE PREFERRED STOCK

The Company’s capital structure at May 27, 2012 included 6,561,242 issued and outstanding shares of Series A redeemable convertible preferred stock, and 3,531,904.62 issued and outstanding shares of Series B redeemable convertible preferred stock.

Preference Shares

The Series A redeemable convertible preferred shares and the Series B redeemable convertible preferred shares (collectively the “Preference Shares”) in the amounts of $111,373 and $59,952 at May 27, 2012, respectively, became redeemable for cash at the option of the holder on February 26, 2007. Such preference shares also include liquidation preferences, which may be triggered in the event of a liquidation, dissolution, winding-up, or change in control of the Company. In connection with the April 2010 Refinancing of the Company’s outstanding debt, the Bye-laws of the Company were amended to, among other things, prevent the redemption of all classes of preference shares until the later of i) 91 days after the earlier of the stated maturity date of the Senior Secured Notes or the first date on which no Senior Secured Notes are outstanding, and ii) 91 days after the first date on which no Second Lien Facility debt is outstanding.

The most significant terms of the preference shares are as follows:

Voting Rights

Holders of the preference shares are entitled to vote on an “as-if” converted basis, such votes to be counted together with all other shares of the Company having general voting power and not counted separately as a class, except as otherwise required by law. As a result, the preference shares have voting control of the Company.

Conversion

The preference shares are convertible into ordinary stock at the option of the holder. The preference shares also automatically convert at their respective conversion rates into ordinary stock upon the closing of a firmly underwritten public offering of ordinary shares resulting in gross proceeds to the Company in excess of $75,000 and at a minimum price of $6.54 per share. The conversion rate for the preference shares is 2.17-to-1.

Dividends

The holders of preference shares are entitled to dividends at an annual rate of 8% of the initial purchase price, on a noncumulative basis, when and if declared, as determined by the Board of Directors. No dividends have been declared or paid through May 27, 2012.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in Thousands)

Redemption

Each holder of preference shares may require the Company to redeem for cash all of its outstanding preference shares, as defined by the related agreements, as amended, subject to proportional adjustment for stock splits, reverse splits, stock dividends, stock distributions or similar events related to the capitalization of the Company. As of May 27, 2012, the redemption value of the Series A and Series B preference shares totaled $111,373 and $59,952, respectively.

In connection with the April 2010 Refinancing of the Company’s outstanding debt, the Bye-laws of the Company were amended to, among other things, prevent the redemption of all classes of preference shares until the later of i) 91 days after the earlier of the stated maturity date of the Senior Secured Notes or the first date on which no Senior Secured Notes are outstanding, and ii) 91 days after the first date on which no Second Lien Facility debt is outstanding.

Liquidation Preference

Series A and B preferred shareholders are entitled to receive, in preference to any distribution to the ordinary stockholders, $7.09 per share, subject to anti-dilution adjustments, plus a graduating compounding rate of return that was reduced to 8% after February 1, 2003, as defined in the Company’s Bye-laws. As of May 27, 2012, the liquidation preference of Series A and Series B preferred stock was equal to the redemption preferences of $111,373 and $59,952, respectively.

Right to additional Series B preferred shares

In connection with the April 2010 Refinancing, the Lien 2 holders will be issued additional Series B preferred stock equal to 7.5% of the total issued preferred stock, as in issue immediately after the closing of the refinancing, on April 30, 2013 if the Company does not pay all outstanding principal and interest by that date. If the Company does not pay all outstanding principal and interest by April 30, 2014, the Lien 2 holders will be issued an additional amount of Series B preferred shares equal to 52.5% of the total issued preferred stock as in issue immediately after the closing of the refinancing.

NOTE 9 — STOCKHOLDERS’ DEFICIT

Ordinary Shares

As of May 27, 2012, the Company’s capital structure included 15,511,605.38 issued and outstanding shares of Series B ordinary stock and 28,812,184 issued and outstanding shares of ordinary stock. Included in issued and outstanding ordinary shares are 787,278 ordinary shares subject to puts.

Right to additional Series B ordinary shares

In connection with the April 2010 Refinancing, the Lien 2 holders will be issued additional Series B ordinary stock equal to 7.5% of the total issued ordinary stock, as in issue immediately after the closing of the refinancing, on April 30, 2013, if the Company does not pay all outstanding principal and interest by that date. If the Company does not pay all outstanding principal and interest by April 30, 2014, the Lien 2 holders will be issued an additional amount of Series B ordinary shares equal to 52.5% of the total issued ordinary stock, as in issue immediately after the closing of the refinancing.

NOTE 10 — STOCK-BASED COMPENSATION

The Company maintains a Stock Incentive Plan (the “Plan”) to facilitate the issuance of shares of its ordinary stock to employees, members of management, officers, directors and consultants of the Company and its subsidiaries. As of May 27, 2012, all of the outstanding options issued under the Plan were non-qualified stock options. The Company grants stock options at an exercise price equal to or greater than the fair market value of the Company’s ordinary shares at the date of grant. These awards, which generally vest annually at a rate of 25 percent per year, are fully vested four years from the date of grant and have a contractual life of ten years.

The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key inputs and assumptions used to estimate the fair value of stock options include the exercise price of the option, the expected option term, volatility of the Company’s stock, the risk-free interest rate with a maturity date equivalent to the expected life of the option, and the Company’s dividend yield. Estimates of fair value are not intended to predict actual future events or the value that may ultimately be realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company.

Total stock-based compensation expense for the thirteen week fiscal periods ended May 27, 2012 and May 29, 2011 was $41 and $93, respectively. There was no resulting income tax benefit for the thirteen week fiscal periods ended May 27, 2012 or May 29, 2011.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in Thousands)

NOTE 11 — EMPLOYEE BENEFIT PLANS

The Company has a benefit plan available to all United States employees, which qualifies as a defined contribution plan under Section 401(k) of the Internal Revenue Code. Employees may contribute to the plan from 2% to 25% of their salary on a pre-tax basis, subject to certain statutory limitations. In March 2011, the Company reinstated its 401(k) matching program effective January 2011. The Company matches 25% of the first 4% of the employee’s pre-tax contributions. Contributions are invested at the direction of the employee in one or more investment funds. The Company recorded expense of $97 and $157 in the thirteen week fiscal periods ended May 27, 2012 and May 29, 2011. Employees in several countries outside of the U.S. are covered by defined benefit and defined contribution plans in accordance with applicable government regulations and local practices. Expenses attributable to these plans were $132 and $201 in the thirteen week fiscal periods ended May 27, 2012 and May 29, 2011

NOTE 12 — CONSOLIDATING FINANCIAL STATEMENTS

The Company as parent guarantor (“Bermuda Holdings”) and the Company’s subsidiaries SRA Technologies Cyprus Limited, Stratus Technologies Ireland Limited, Cemprus Technologies, Inc., and Cemprus, LLC (“Guarantor Subsidiaries”) have fully and unconditionally guaranteed on a joint and several basis, the obligation to pay principal and interest with respect to the $215.0 million aggregate principal amount of Senior Secured Notes issued by Stratus Technologies, Inc. (“Stratus US”) and Stratus Technologies Bermuda Ltd. (“Bermuda Ltd.”). The Senior Secured Notes issued by Stratus US are guaranteed by Bermuda Ltd. and the Senior Secured Notes issued by Bermuda Ltd. are guaranteed by Stratus US. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of the Company and its subsidiaries, could limit Stratus Technologies, Inc. and Stratus Technologies Bermuda Ltd.’s ability to obtain cash for the purpose of meeting the debt service obligations, including payment of principal and interest on the Senior Secured Notes. The holders of the Senior Secured Notes will be direct creditors of Stratus Technologies, Inc. and Stratus Technologies Bermuda, Ltd, the Company and the Company’s principal direct subsidiaries by virtue of the guarantees. The Company has indirect subsidiaries located primarily in Europe and Asia (“Non-Guarantor Subsidiaries”) that are not included among the Guarantor Subsidiaries, and such subsidiaries will not be obligated with respect to the Senior Secured Notes. As a result, the claims of creditors of the Non-Guarantor Subsidiaries will effectively have priority with respect to the assets and earnings of such companies over the claims of creditors of the Company, including the holders of the Senior Secured Notes. The consolidating financial statements include the accounts of the Company and its 100% owned subsidiaries.

The Non-Guarantor subsidiaries represent more than an inconsequential portion of the consolidated assets and revenues of the Company.

The following supplemental consolidating financial statements are presented:

1.	Unaudited consolidating balance sheets as of May 27, 2012 and February 26, 2012.

2.	Unaudited consolidating statements of operations for the thirteen weeks ended May 27, 2012 and May 29, 2011.

3.	Unaudited consolidating statements of cash flows for the thirteen weeks ended May 27, 2012 and May 29, 2011.

4.	Unaudited consolidating statements of comprehensive loss for the thirteen weeks ended May 27, 2012 and May 29, 2011.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in Thousands)

As of May 27, 2012

CONSOLIDATING BALANCE SHEET

	Bermuda Holdings	Bermuda Ltd.	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
	(Dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$181	$224	$1,850	$15,026	$6,971	$—	$24,252
Accounts receivable, net of allowance for doubtful accounts	—	75	6,098	18,300	13,991	(211)	38,253
Intercompany receivable	—	—	48,864	—	8,619	(57,483)	—
Inventory	—	—	7,084	700	2,425	(2,713)	7,496
Deferred income taxes	—	—	232	—	1,381	—	1,613
Income taxes receivable	—	—	143	84	—	(227)	—
Prepaid expenses and other current assets	605	20	2,064	259	2,565	(826)	4,687

Total current assets	786	319	66,335	34,369	35,952	(61,460)	76,301

Property and equipment, net	—	—	8,165	1,129	1,287	—	10,581
Intangible assets, net	—	3,259	19	—	—	—	3,278
Goodwill	—	6,918	1,306	1,345	732	—	10,301
Deferred income taxes	—	—	—	9,643	1,623	—	11,266
Deferred financing fees	601	3,439	4,516	—	—	—	8,556
Investment in subsidiaries	—	31,717	40,743	1,910	—	(74,370)	—
Other assets	458	74	314	33	1,864	—	2,743
Long-term intercompany receivable	7,850	—	87,443	—	—	(95,293)	—

Total assets	$9,695	$45,726	$208,841	$48,429	$41,458	$(231,123)	$123,026

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, REDEEMABLE ORDINARY STOCK AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Current portion of long-term debt	$—	$2,400	$2,600	$—	$—	$—	$5,000
Accounts payable	—	—	2,187	2,026	4,911	(871)	8,253
Intercompany payable	3,075	42,857	—	11,551	—	(57,483)	—
Accrued expenses	102	225	6,786	1,345	4,597	(167)	12,888
Accrued interest payable	—	1,625	1,758	—	—	—	3,383
Income taxes payable	—	132	—	—	260	(227)	165
Deferred income taxes	—	—	—	1,075	—	—	1,075
Deferred revenue	—	—	707	35,407	2,164	—	38,278

Total current liabilities	3,177	47,239	14,038	51,404	11,932	(58,748)	69,042

Long-term debt, net of discount	—	127,286	137,349	—	—	—	264,635
Long-term intercompany payable	—	37,850	—	57,443	—	(95,293)	—
Liability in subsidiaries	4,832	—	—	—	—	(4,832)	—
Embedded derivatives	—	12,561	13,607	—	—	—	26,168
Long-term deferred income taxes	—	—	232	—	—	—	232
Deferred revenue and other liabilities	—	984	6,572	5,463	2,856	—	15,875

Total Liabilities	8,009	225,920	171,798	114,310	14,788	(158,873)	375,952

Redeemable convertible preferred stock and redeemable ordinary stock
Series A redeemable convertible preferred stock	111,373	—	—	—	—	—	111,373
Series B redeemable convertible preferred stock	59,952	—	—	—	—	—	59,952
Right to shares of Series B redeemable convertible preferred stock	5,518	—	—	—	—	—	5,518
Ordinary shares subject to puts	1,181	—	—	—	—	—	1,181

Total redeemable convertible preferred stock and redeemable ordinary stock	178,024	—	—	—	—	—	178,024

Stockholders’ (Deficit) Equity:
Ordinary stock	16,257	71	20,000	2,370	5,318	(27,759)	16,257
Series B ordinary stock	8,998	—	—	—	—	—	8,998
Additional paid-in capital	—	53,670	65,739	—	4,008	(123,417)	—
Accumulated (deficit) income	(201,593)	(233,935)	(48,750)	(68,580)	17,192	78,759	(456,907)
Accumulated other comprehensive income	—	—	55	328	152	167	702

Total stockholders’ (deficit) equity	(176,338)	(180,194)	37,044	(65,882)	26,670	(72,250)	(430,950)

Total liabilities, redeemable convertible preferred stock and redeemable ordinary stock, and stockholders’ (deficit) equity	$9,695	$45,726	$208,841	$48,429	$41,458	$(231,123)	$123,026

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in Thousands)

As of February 26, 2012

CONSOLIDATING BALANCE SHEET

	Bermuda Holdings	Bermuda Ltd.	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
	(Dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$93	$262	$8,389	$11,767	$6,999	$—	$27,510
Accounts receivable, net of allowance for doubtful accounts	—	75	7,968	18,558	10,700	(235)	37,066
Intercompany receivable	—	—	44,655	—	10,581	(55,236)	—
Inventory	—	—	7,028	798	2,925	(2,867)	7,884
Deferred income taxes	—	—	232	—	1,381	—	1,613
Income taxes receivable	—	—	146	89	—	(235)	—
Prepaid expenses and other current assets	529	47	2,085	371	2,566	(1,144)	4,454

Total current assets	622	384	70,503	31,583	35,152	(59,717)	78,527

Property and equipment, net	—	—	8,127	1,129	1,234	—	10,490
Intangible assets, net	—	2,984	40	—	—	—	3,024
Goodwill	—	6,197	1,306	1,345	743	—	9,591
Deferred income taxes	—	—	—	9,858	1,626	—	11,484
Deferred financing fees	654	3,689	4,873	—	—	—	9,216
Investment in subsidiaries	—	33,275	40,452	1,904	—	(75,631)	—
Other assets	583	76	345	38	1,768	—	2,810
Long-term intercompany receivable	7,850	—	87,443	—	—	(95,293)	—

Total assets	$9,709	$46,605	$213,089	$45,857	$40,523	$(230,641)	$125,142

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, REDEEMABLE ORDINARY STOCK AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Current portion of long-term debt	$—	$2,400	$2,600	$—	$—	$—	$5,000
Accounts payable	—	—	2,550	2,806	3,536	(1,039)	7,853
Intercompany payable	2,880	39,911	—	12,445	—	(55,236)	—
Accrued expenses	129	4	6,399	1,284	5,774	(340)	13,250
Accrued interest payable	—	4,613	4,995	—	—	—	9,608
Income taxes payable	—	132	—	—	206	(235)	103
Deferred income taxes	—	—	—	1,075	—	—	1,075
Deferred revenue	—	—	1,036	32,871	1,521	—	35,428

Total current liabilities	3,009	47,060	17,580	50,481	11,037	(56,850)	72,317

Long-term debt, net of discount	—	125,247	135,158	—	—	—	260,405
Long-term intercompany payable	—	37,850	—	57,443	—	(95,293)	—
Liability in subsidiaries	1,733	—	—	—	—	(1,733)	—
Embedded derivatives	—	12,424	13,460	—	—	—	25,884
Long-term deferred income taxes	—	—	232	—	—	—	232
Deferred revenue and other liabilities	—	962	6,360	5,627	2,477	—	15,426

Total liabilities	4,742	223,543	172,790	113,551	13,514	(153,876)	374,264

Redeemable convertible preferred stock and ordinary stock
Series A redeemable convertible preferred stock	109,189	—	—	—	—	—	109,189
Series B redeemable convertible preferred stock	58,776	—	—	—	—	—	58,776
Right to shares of Series B redeemable convertible preferred stock	5,518	—	—	—	—	—	5,518
Ordinary shares subject to puts	1,181	—	—	—	—	—	1,181

Total redeemable convertible preferred stock and ordinary stock	174,664	—	—	—	—	—	174,664

Stockholders’ (deficit) equity:
Ordinary stock	16,257	71	20,000	2,370	5,318	(27,759)	16,257
Series B ordinary stock	8,998	—	—	—	—	—	8,998
Additional paid-in capital	—	53,669	65,742	—	4,008	(123,419)	—
Accumulated (deficit) income	(194,952)	(230,678)	(45,490)	(70,392)	16,959	74,247	(450,306)
Accumulated other comprehensive income	—	—	47	328	724	167	1,265

Total stockholders’ (deficit) equity	(169,697)	(176,938)	40,299	(67,694)	27,009	(76,765)	(423,786)

Total liabilities, redeemable convertible preferred stock and redeemable ordinary stock, and stockholders’ (deficit) equity	$9,709	$46,605	$213,089	$45,857	$40,523	$(230,641)	$125,142

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in Thousands)

13 weeks ended May 27, 2012

CONSOLIDATING STATEMENT OF OPERATIONS

	Bermuda Holdings	Bermuda Ltd	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
	(Dollars in thousands)
REVENUE
Product	$—	$215	$4,520	$1,519	$13,310	$—	$19,564
Service	—	75	2,463	26,934	3,529	—	33,001
Intercompany	—	11,844	20,151	9,377	4,652	(46,024)	—

Total revenue	—	12,134	27,134	37,830	21,491	(46,024)	52,565

COST OF REVENUE
Product	—	43	3,716	5,683	7,345	(9,487)	7,300
Service	—	—	7,094	1,099	6,465	—	14,658
Intercompany	—	7,002	—	27,079	2,609	(36,690)	—

Total cost of revenue	—	7,045	10,810	33,861	16,419	(46,177)	21,958

Gross profit	—	5,089	16,324	3,969	5,072	153	30,607

OPERATING EXPENSES
Research and development	—	—	6,606	—	—	—	6,606
Sales and marketing	—	—	4,414	39	3,656	—	8,109
General and administrative	154	88	3,999	143	849	—	5,233
Restructuring charges	—	—	(1)	—	35	—	34
Intercompany	—	—	1	34	(35)	—	—
Management fees	125	—	175	—	—	—	300

Total operating expenses	279	88	15,194	216	4,505	—	20,282

Profit (loss) from operations	(279)	5,001	1,130	3,753	567	153	10,325
Interest income	—	—	1	3	2	—	6
Interest expense	(53)	(5,956)	(6,517)	(1)	—	—	(12,527)
Interest income (expense), intercompany	152	(547)	2,036	(1,641)	—	—	—
Loss on change in fair value for embedded derivatives	—	(140)	(151)	—	—	—	(291)
Other income (expense), net	(2)	(13)	(55)	105	(29)	3	9
Other (expense) income, intercompany	—	—	(49)	—	49	—	—

(Loss) income before income taxes	(182)	(1,655)	(3,605)	2,219	589	156	(2,478)
Income taxes	—	44	52	416	292	—	804
Equity in (loss) profit in subsidiaries	(3,100)	(1,557)	292	5	—	4,360	—

Net (loss) income	$(3,282)	$(3,256)	$(3,365)	$1,808	$297	$4,516	$(3,282)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in Thousands)

13 weeks ended May 29, 2011

CONSOLIDATING STATEMENT OF OPERATIONS

	Bermuda Holdings	Bermuda Ltd	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
	(Dollars in thousands)
REVENUE
Product	$—	$149	$5,166	$2,615	$8,959	$—	$16,889
Service	—	75	2,112	27,685	2,805	—	32,677
Intercompany	—	11,426	19,991	5,014	4,231	(40,662)	—

Total revenue	—	11,650	27,269	35,314	15,995	(40,662)	49,566

COST OF REVENUE
Product	—	48	2,983	6,018	5,457	(7,018)	7,488
Service	—	—	7,192	1,037	5,680	—	13,909
Intercompany	—	7,778	—	26,050	—	(33,828)	—

Total cost of revenue	—	7,826	10,175	33,105	11,137	(40,846)	21,397

Gross profit	—	3,824	17,094	2,209	4,858	184	28,169

OPERATING EXPENSES
Research and development	—	—	7,338	8	—	—	7,346
Sales and marketing	—	—	4,231	51	3,504	—	7,786
General and administrative	447	38	4,224	49	996	—	5,754
Management fees	125	—	175	—	—	—	300

Total operating expenses	572	38	15,968	108	4,500	—	21,186

Profit (loss) from operations	(572)	3,786	1,126	2,101	358	184	6,983
Interest income	—	—	1	4	1	—	6
Interest expense	(18)	(5,802)	(6,365)	—	—	—	(12,185)
Interest income (expense), intercompany	152	(547)	2,038	(1,643)	—	—	—
Loss on change in fair value for embedded derivatives	—	(162)	(175)	—	—	—	(337)
Other (expense) income, net	(3)	(14)	(98)	161	(67)	(25)	(46)
Other income (expense), intercompany	—	—	—	(34)	34	—	—

(Loss) income before income taxes	(441)	(2,739)	(3,473)	589	326	159	(5,579)
Income taxes	—	30	29	227	30	—	316
Equity in profit (loss) in subsidiaries	(5,454)	(2,844)	604	9	—	7,685	—

Net (loss) income	$(5,895)	$(5,613)	$(2,898)	$371	$296	$7,844	$(5,895)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in Thousands)

13 weeks ended May 27, 2012

CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS

	Bermuda Holdings	Bermuda Ltd	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
	(Dollars in thousands)
Net Loss	$(3,282)	$(3,256)	$(3,365)	$1,808	$297	$4,516	$(3,282)

Other comprehensive loss, net of taxes:
Cumulative translation adjustments	—	—	8	—	(570)	—	(562)

Changes in market value of corporate equity security:
Unrealized loss on corporate equity security	—	—	—	—	(1)	—	(1)

Comprehensive loss (income)	$(3,282)	$(3,256)	$(3,357)	$1,808	$(274)	$4,516	$(3,845)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in Thousands)

13 weeks ended May 29, 2011

CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS

	Bermuda Holdings	Bermuda Ltd	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
	(Dollars in thousands)
Net Loss	$(6,054)	$(5,613)	$(2,898)	$371	$296	$8,003	$(5,895)

Other comprehensive loss, net of taxes:
Cumulative translation adjustments	—	—	(6)	(7)	288	—	275

Changes in market value of corporate equity security:
Unrealized loss on corporate equity security	—	—	—	—	(3)	—	(3)

Comprehensive loss (income)	$(6,054)	$(5,613)	$(2,904)	$364	$581	$8,003	$(5,623)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in Thousands)

13 weeks ended May 27, 2012

CONSOLIDATING STATEMENT OF CASH FLOWS

	Bermuda Holdings	Bermuda Ltd	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
	(Dollars in thousands)
Operating activities
Cash flows (used in) provided by operating activities:
Net (loss) income	$(3,282)	$(3,256)	$(3,365)	$1,808	$297	$4,516	$(3,282)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	—	80	1,314	118	211	—	1,723
Amortization of deferred financing cost and debt discount	53	1,307	1,495	—	—	—	2,855
Stock-based compensation	—	—	34	—	7	—	41
Provision for doubtful accounts	—	—	—	24	—	—	24
Inventory provision	—	—	324	(275)	20	—	69
Loss on change in fair value of embedded derivatives	—	140	151	—	—	—	291
Loss on retirement of property and equipment	—	—	40	—	—	—	40
Interest payable-in-kind	—	999	1,082	—	—	—	2,081
Equity in profit (loss) subsidiaries	3,100	1,557	(292)	(5)	—	(4,360)	—
Changes in assets and liabilities:
Accounts receivable	—	—	1,871	234	(3,399)	(24)	(1,318)
Inventory	—	—	(603)	374	466	(153)	84
Prepaid expenses and other current assets	(76)	27	20	113	(27)	(319)	(262)
Accounts payable	195	2,945	(4,465)	(1,640)	3,223	166	424
Accrued expenses	(27)	222	386	61	(626)	174	190
Interest payable	—	(2,988)	(3,237)	—	—	—	(6,225)
Income taxes payable	—	—	2	219	42	—	263
Deferred revenue	—	—	(329)	2,216	664	—	2,551
Other long-term assets and liabilities	125	(65)	259	43	(389)	—	(27)

Net cash (used in) provided by operating activities	88	968	(5,313)	3,290	489	—	(478)

Investing activities
Cash flows used in investing activities:
Acquisition of property and equipment	—	—	(1,232)	—	(262)	—	(1,494)
Acquisition of business	—	(975)	—	—	—	—	(975)
Acquisition of other long-term assets	—	(30)	—	—	—	—	(30)

Net cash used in investing activities	—	(1,005)	(1,232)	—	(262)	—	(2,499)

Effect of exchange rate changes on cash	—	(1)	6	(31)	(255)	—	(281)

Net (decrease) increase in cash and cash equivalents	88	(38)	(6,539)	3,259	(28)	—	(3,258)
Cash and cash equivalents at beginning of period	93	262	8,389	11,767	6,999	—	27,510

Cash and cash equivalents at end of period	$181	$224	$1,850	$15,026	$6,971	$—	$24,252

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in Thousands)

13 weeks ended May 29, 2011

CONSOLIDATING STATEMENT OF CASH FLOWS

	Bermuda Holdings	Bermuda Ltd	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
	(Dollars in thousands)
Operating activities
Cash flows (used in) provided by operating activities:
Net (loss) income	$(5,895)	$(5,613)	$(2,898)	$371	$296	$7,844	$(5,895)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	—	29	1,601	100	248	—	1,978
Amortization of deferred financing costs and debt discount	18	1,175	1,361	—	—	—	2,554
Stock-based compensation	—	—	81	—	12	—	93
Inventory provision	—	—	251	(25)	53	—	279
Loss on change in fair value of embedded derivatives	—	162	175	—	—	—	337
Loss on retirement of property and equipment	—	—	12	—	—	—	12
Interest payable-in-kind	—	919	983	—	—	—	1,902
Equity in profit (loss) subsidiaries	5,454	2,844	(604)	(9)	—	(7,685)	—
Changes in assets and liabilities:
Accounts receivable	—	—	560	1,656	1,033	176	3,425
Inventory	—	—	(4)	81	66	(184)	(41)
Prepaid expenses and other current assets	(36)	2	(22)	(2)	(499)	126	(431)
Accounts payable	744	(12,323)	2,239	9,698	(587)	(261)	(490)
Accrued expenses	(124)	2	436	5	(341)	(16)	(38)
Interest payable	—	(3,012)	(3,263)	—	—	—	(6,275)
Income taxes payable	—	—	(16)	(5)	(341)	—	(362)
Deferred revenue	—	—	149	2,640	534	—	3,323
Other long-term assets and liabilities	16	23	163	(681)	(102)	—	(581)
Proceeds (payments) on intercompany dividend	—	17,428	—	(17,428)	—	—	—

Net cash (used in) provided by operating activities	177	1,636	1,204	(3,599)	372	—	(210)

Investing activities
Cash flows (used in) provided by investing activities:
Acquisition of property and equipment	—	—	(673)	21	(154)	—	(806)
Acquisition of other long-term assets	—	(19)	—	—	—	—	(19)

Net cash (used in) provided by investing activities	—	(19)	(673)	21	(154)	—	(825)

Financing activities
Cash flows (used in) provided by financing activities:
Payment of debt and equity issuance fees	(142)	—	—	—	—	—	(142)
Proceeds (payments) on intercompany financing	—	(10,999)	—	10,999	—	—	—
Proceeds (payments) on intercompany financing	—	9,500	—	(9,500)	—	—	—

Net cash (used in) provided by financing activities	(142)	(1,499)	—	1,499	—	—	(142)

Effect of exchange rate changes on cash	—	—	8	—	158	—	166

Net (decrease) increase in cash and cash equivalents	35	118	539	(2,079)	376	—	(1,011)
Cash and cash equivalents at beginning of period	20	580	3,819	16,830	6,851	—	28,100

Cash and cash equivalents at end of period	$55	$698	$4,358	$14,751	$7,227	$—	$27,089

OPERATING AND FINANCIAL REVIEW

The following discussion and analysis of our operating and financial results should be read in conjunction with our unaudited interim consolidated financial statements. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth below under “Cautionary Statement Regarding Forward Looking Statements” and “Risk Factors” contained in our fiscal 2012 annual report on Form 20-F and elsewhere in this report. Our unaudited interim consolidated financial statements and the financial information discussed below have been prepared in accordance with accounting principles generally accepted in the United States. Immaterial differences between numbers contained in such tables and in our unaudited consolidated financial statements are due to rounding.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This report contains forward-looking statements. These statements relate to future events or our future financial performance and implicate known and unknown risks, uncertainties and other factors that may cause the actual results, performances or levels of activity of our business or our industry to be materially different from that expressed or implied by any such forward-looking statements and are not guarantees of future performance. Such statements include those regarding our ability to develop and implement new products and technology, the timing of product deliveries, expectations regarding market growth and developments, statements concerning our expected financial performance and strategic and operational plans and statements containing the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “project,” “seek” and similar expressions.

Although we believe that the plans, intentions and expectations reflected in such statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. You are cautioned that such forward-looking statements involve a number of risks and uncertainties including, but not limited to:

•	the continued acceptance of our products by the market;

•	our ability to enter into new service agreements and to retain customers under existing service contracts;

•	our ability to source quality components and key technologies without interruption and at acceptable prices;

•	our ability to comply with certain covenants in our Revolving Credit Facility, our Second Lien Credit Facility and the indenture governing the Units and underlying Notes;

•	our ability to refinance indebtedness when required;

•	our reliance on sole source manufacturers and suppliers;

•	the presence of existing competitors and the emergence of new competitors;

•	our financial condition and liquidity and our leverage and debt service obligations;

•	economic conditions globally and in our most important markets;

•	developments in the fault-tolerant and high-availability server markets;

•	claims by third parties that we infringe upon their intellectual property rights;

•	our success in adequately protecting our intellectual property rights;

•	our success in maintaining efficient manufacturing and logistics operations;

•	our ability to recruit, retain and develop appropriately skilled employees;

•	exposure for systems and service failures;

•	fluctuations in foreign currency exchange rates;

•	fluctuations in interest rates;

•	current risks of terrorist activity and acts of war;

•	impact of changing tax laws;

•	the impact of changes in policies, laws, regulations or practices of foreign governments on our international operations;

•	impact of natural or man-made disasters; and

•	the other factors discussed under Risk Factors contained in our fiscal 2012 annual report on Form 20-F and elsewhere in this report.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements included in this report. These forward-looking statements represent our views only as of the date of this report. We do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Current information in this report has been updated to May 27, 2012, and we undertake no duty to further update this information unless we are required to do so under applicable securities laws. The specific risk factors set forth under “Risk Factors” of our fiscal 2012 annual report on Form 20-F, as well as the other information contained in this report, are important factors, among others, that could cause our actual results to differ from our expected or historical results and individually or any combination thereof could adversely affect our financial position and results of operations.

Operating Results

Overview

We are a leading global provider of a differentiated suite of continuous availability solutions for mission-critical enterprise applications for the enterprise data center and Small and Medium Businesses (“SMB”). Our customer base includes some of the most recognizable companies in the world across a variety of large industries, including financial services, health care and life sciences, manufacturing and logistics, and government and public safety. We are a solutions provider of fault-tolerant servers and services to 104 of the top 200 Fortune Global 500 companies and we have approximately 8,700 installed service systems worldwide. Our customers rely on our products and services for their critical computer-based operations that they require to be continuously or highly available for the proper functioning of their businesses. As a result, we believe that we have developed deep and highly strategic relationships with our customers, many of which have relied on us for multiple decades. Built on over 30 years of expertise and supported by a culture that strives to offer the highest level of service in the industry, we believe our solutions offer a level of depth and robustness that is unique in the industry. We currently provide two lines of fault-tolerant servers, the Legacy system family and the ftServer system family, each of which is supported by a technologically advanced worldwide service offering, along with a high-availability software solution through our Avance product.

The table set forth below shows our consolidated revenue for each of our product lines and service offerings:

•

Product revenue consists primarily of revenue generated from sales of our servers, which include our proprietary and other operating systems. We have experienced a decline in revenue from sales of legacy systems over the years due to a number of factors, the emergence of newer and more competitive high-availability server products, the proprietary nature of the operating systems running on the legacy systems and a shift in our business focus to sales of ftServer and Avance systems. We expect our future product revenue growth largely to derive from sales of ftServer systems and our Avance software. We also intend to leverage our current installed base through add-on sales and upgrades.

•

Service revenue consists of revenue primarily generated from our customer support activities, which consist of maintenance contracts for which revenue typically is recognized ratably over the contractual period, along with services such as part repair, time and materials activities, installation, education, managed services and professional consulting services. In the quarter-to-date period ended May 27, 2012 and May 29, 2011, 90% and 69%, respectively, of ftServer server sales included service contracts. The increase is the result of a large bulk-order in EMEA in the quarter-to-date period ended May 29, 2011 that didn’t include service. In the quarter-to-date period ended May 27, 2012 and May 29, 2011, 100% of legacy server sales included service contracts. Our systems tend to remain under service and in operation for long periods of time, historically resulting in a relatively predictable customer service revenue stream.

Product and Service Revenue

	13 Weeks Ended
	May 27, 2012	May 29, 2011
	(Dollars in thousands)

Legacy products	$8,027	$4,090
ftServer products	10,781	12,353
Avance product	756	446

Total product revenue	19,564	16,889

Customer service revenue	26,984	27,581
Solution services revenue	6,017	5,096

Total service revenue	33,001	32,677

Total revenue	$52,565	$49,566

We currently have a research and development center in the United States. Most of our product manufacturing is done through our Purchase and Distribution Agreement with NEC in Ibaraki, Japan for our current line of ftServer systems. In addition, we operate manufacturing facilities in Maynard, Massachusetts for new product related to ftScalable storage and V-Series product along with used and refurbished ftServer systems line and legacy systems line, and Dublin, Ireland related to our used and refurbished products for both ftServer systems line and Legacy systems line. We maintain sales and service offices in 18 countries worldwide.

Revenue by Region

	13 Weeks Ended
	May 27, 2012	% of Rev	May 29, 2011	% of Rev
	(Dollars in thousands)

U.S.	$18,522	35.2%	$20,746	41.9%
EMEA	10,988	20.9	11,154	22.5
Japan	16,804	32.0	11,280	22.8
Asia-Pacific	5,712	10.9	6,094	12.3
Other	539	1.0	292	0.6

Total revenue	$52,565	100.0%	$49,566	100.0%

(“EMEA” includes Europe, Middle East and Africa, “Asia-Pacific” includes Asia, Australia and New Zealand and “Other” includes Mexico, Central America and South America.)

Results of Operations

The following tables summarize our results of operations for the quarter-to-date fiscal periods ended May 27, 2012 and May 29, 2011. Percentages in the below table are based on total revenue.

	13 Weeks Ended
	May 27, 2012	May 29, 2011
	(Dollars in thousands)
Revenue
Product	$19,564	$16,889
Service	33,001	32,677

Total revenue	52,565	49,566

Product	7,300	7,488
Service	14,658	13,909

Total cost of revenue	21,958	21,397

Gross Profit	30,607	28,169
Research and development	6,606	7,346
Sales and marketing	8,109	7,786
General and administrative	5,233	5,754
Restructuring	34	—
Management fees	300	300

Total operating expenses	20,282	21,186

Profit from operations	10,325	6,983
Interest income	6	6
Interest expense	(12,527)	(12,185)
Loss on change in fair value for embedded derivatives	(291)	(337)
Other income (expense), net	9	(46)

Loss before income taxes	(2,478)	(5,579)
Income taxes	804	316

Net loss	$(3,282)	$(5,895)

	13 Weeks Ended
	May 27, 2012	May 29, 2011

Revenue
Product	37.2%	34.1%
Service	62.8	65.9

Total revenue	100.0	100.0

Product	13.9	15.1
Service	27.9	28.1

Total cost of revenue	41.8	43.2

Gross Profit	58.2	56.8
Research and development	12.6	14.8
Sales and marketing	15.3	15.7
General and administrative	10.0	11.6
Restructuring	0.1	—
Management fees	0.6	0.6

Total operating expenses	38.6	42.7

Profit from operations	19.6	14.1
Interest income	—	—
Interest expense	(23.7)	(24.6)
Loss on change in fair value for embedded derivatives	(0.6)	(0.7)
Other income (expense), net	—	(0.1)

Loss before income taxes	(4.7)	(11.3)
Income taxes	1.5	0.6

Net loss	(6.2)%	(11.9)%

Non-GAAP Financial Measures

	13 Weeks Ended
	May 27, 2012	May 29, 2011
	(Dollars in thousands)
Net loss	$(3,282)	$(5,895)
Add:
Interest expense, net	12,521	12,179
Income taxes	804	316
Depreciation and amortization	1,723	1,978

EBITDA (1)	11,766	8,578

Add:
Restructuring (a)	34	—
Stock-based compensation expense (b)	41	93
Management fees (c)	300	300
Reserves (d)	69	279
Loss on change in fair value for embedded derivatives (e)	291	337
Other expense, net (f)	849	374

Total adjustments	1,584	1,383

Adjusted EBITDA (1)	$13,350	$9,961

1)	EBITDA represents income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition to other applications, EBITDA is used by us and others in our industry to evaluate and price potential acquisition candidates.

Adjusted EBITDA represents EBITDA with certain additional adjustments, as calculated pursuant to the requirements of the interest maintenance covenant under our Revolving Credit Facility. We present Adjusted EBITDA because we believe that it allows investors to assess our ability to meet the interest maintenance covenant under our Revolving Credit Facility.

Our management also uses Adjusted EBITDA internally as a basis upon which to assess our operating performance, and Adjusted EBITDA is also a factor in the evaluation of the performance of our management in determining compensation. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under Generally Accepted Accounting Principles (“GAAP’). Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	EBITDA and Adjusted EBITDA do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally, as described above. See the Statements of Cash Flows attached to this report.

a)	In order to better align expenses with anticipated revenues, we implemented restructuring programs in prior years. These programs were designed to streamline our business model and centralize certain functions. The expense for the quarter-to-date fiscal period ended May 27, 2012 reflects changes to prior estimates of these liabilities.

b)	In the quarter-to-date fiscal periods ended May 27, 2012 and May 29, 2011, we recorded non-cash stock-based compensation expense charges related to share-based awards to employees.

c)	On April 30, 2010 we entered into a four year advisory and strategic planning agreement with an investment banking firm. The yearly fee is $0.5 million.

On October 1, 2005, we entered into an Agreement for Management, Advisory, Strategic Planning and Consulting Services with Investcorp International, Inc., an affiliate of the Investcorp Group, and MidOcean US Advisor, LP, an affiliate of MidOcean, for an aggregate yearly fee of $0.7 million which renews on an annual basis. The payment of the yearly fee is restricted in the Senior Secured Notes and in the Second Lien Credit Facility until these credit facilities are paid in full.

The long-term accrued liability related to this yearly fee totaled $3.3 million and $3.1 million at May 27, 2012 and February 26, 2012, respectively.

d)	In the quarter-to-date fiscal periods ended May 27, 2012 and May 29, 2011, we incurred $0.1 million and $0.3 million of non-cash inventory write downs, respectively.

e)	In the quarter-to-date fiscal periods ended May 27, 2012 and May 29, 2011, we recorded a $0.3 million loss due to the change in fair value of the embedded derivatives related to the Senior Secured Notes.

f)	In the quarter-to-date fiscal period ended May 27, 2012, we recorded other expense, net of $0.8 million, primarily consisting of $0.8 million of miscellaneous and non-recurring charges and $0.1 of million bank fees offset by $0.1 million of net foreign currency gains.

In the quarter-to-date fiscal period ended May 29, 2011, we recorded other expense, net of $0.4 million, primarily consisting of $0.2 million bank fees and $0.3 million of one-time public filing registration costs partially offset by $0.1 million of net foreign currency gains.

Quarter-to-date fiscal period ended May 27, 2012 Compared to the Quarter-to-date fiscal period ended May 29, 2011

Revenue

Total revenue for the quarter-to-date fiscal period ended May 27, 2012 increased by 6.1% to $52.6 million from $49.6 million for the quarter-to-date fiscal period ended May 29, 2011.

	13 Weeks Ended		Increase (Decrease)
	May 27, 2012	May 29, 2011	$	%
	(Dollars in thousands)
Product revenue	$19,564	$16,889	$2,675	15.8%
Service revenue	33,001	32,677	324	1.0

Total revenue	$52,565	$49,566	$2,999	6.1%

Product Revenue. Product revenue for the quarter-to-date fiscal period ended May 27, 2012 increased by 15.8% to $19.6 million from $16.9 million in the quarter-to-date fiscal period ended May 29, 2011. This increase was attributable to significant V-Series product sales in Japan, the Americas, and the EMEA region. These increases were a result of a sale in Italy to a large payment and credit card processor, a significant telecom deal in the Americas as well as substantial business closed in Japan through our partners. The decrease in Windows revenue was due primarily to weakness within the Americas region. Avance license revenue was in line with our expectations. Included in this increase is an unfavorable foreign exchange impact of $0.2 million compared to the prior year.

	13 Weeks Ended		Increase (Decrease)
	May 27, 2012	May 29, 2011	FY13 vs. FY12
			$	%
	(Dollars in thousands)
Continuum	$312	$1,092	$(780)	(71.4)%
V-Series	7,715	2,998	4,717	157.3

Total Legacy	8,027	4,090	3,937	96.3

Windows	6,953	8,524	(1,571)	(18.4)
Linux	2,057	2,658	(601)	(22.6)
VMware	1,771	1,171	600	51.2

Total ft	10,781	12,353	(1,572)	(12.7)

Avance	756	446	310	69.5

Total Product Revenue	$19,564	$16,889	$2,675	15.8%

Service Revenue. Service revenue for the quarter-to-date fiscal period ended May 27, 2012 increased by 1.0% to $33.0 million from $32.7 million in the quarter-to-date fiscal period ended May 29, 2011. Solution services growth in Japan was offset by a decline in customer service revenue resulting in a slight increase of overall service revenue. The customer service decline was primarily attributable to expected attrition of the legacy base. Included in the increase is an unfavorable foreign exchange impact of $0.5 million compared to prior year.

Gross Profit

Gross profit for the quarter-to-date fiscal period ended May 27, 2012 increased by 8.7% to $30.6 million from $28.2 million in the quarter-to-date fiscal period ended May 29, 2011. Gross profit margin for those time periods increased to 58.2% from 56.8%.

Product gross profit for the quarter-to-date fiscal period ended May 27, 2012 increased by 30.5% to $12.3 million from $9.4 million in the quarter-to-date fiscal period ended May 29, 2011. Product profit margin for those time periods increased from 55.7% to 62.7%. The gross increase was due to increased V-Series revenue, which historically has had higher overall margins. Included in this increase is an unfavorable foreign exchange impact of $0.2 million compared to the prior year.

Service gross profit for the quarter-to-date fiscal period ended May 27, 2012 decreased by 2.3% to $18.3 million from $18.8 million in the quarter-to-date fiscal period ended May 29, 2011. Service profit margin for those time periods decreased from 57.4% to 55.6%. The gross decrease was primarily due to the prior period professional service error correction of $0.5 million, increased variable compensation resulting from our performance in the quarter-to-date period ended May 27, 2012 and the May 2012 merit increase. These were partially offset by decreased depreciation charges and lower payroll costs as a result of the January 2012 restructuring. Included in the decrease is a net unfavorable foreign exchange impact of $0.4 million compared to the prior year.

Research and Development

Research and development expenses for the quarter-to-date fiscal period ended May 27, 2012 decreased by 10.1% to $6.6 million from $7.3 million in the quarter-to-date fiscal period ended May 29, 2011. Research and development expenses as a percentage of total revenue decreased in the quarter-to-date fiscal period ended May 27, 2012 to 12.6% from 14.8% during the same period in fiscal 2012. The gross decrease was primarily due to lower payroll costs as a result of the January 2012 restructuring, service costs and lower expense material costs. These were partially offset by the May 2012 merit increase and increased variable compensation resulting from our performance in the quarter-to-date period ended May 27, 2012.

Sales and Marketing

Sales and marketing expenses for the quarter-to-date fiscal period ended May 27, 2012 increased by 4.1% to $8.1 million from $7.8 million in the quarter-to-date fiscal period ended May 29, 2011. Sales and marketing expenses as a percentage of total revenue decreased slightly in the quarter-to-date fiscal period ended May 27, 2012 to 15.4% from 15.7% during the same period in fiscal 2012. Sales and marketing expenses were higher primarily due to the May 2012 merit increase, increased outsourcing and variable compensation resulting from our performance in the quarter-to-date period ended May 27, 2012. These were partially offset by decreased event costs due to timing and lower payroll costs as a result of the January 2012 restructuring.

General and Administrative

General and administrative expenses for the quarter-to-date fiscal period ended May 27, 2012 decreased by 9.1% to $5.2 million from $5.8 million in the quarter-to-date fiscal period ended May 29, 2011. General and administrative expenses as a percentage of total revenue decreased in the quarter-to-date fiscal period ended May 29, 2011 to 10.0% from 11.6% in the same time period in fiscal 2012. This gross decrease was primarily due to a decrease in retention charges and lower payroll costs as a result of the January 2012 restructuring. These were partially offset by the May 2012 merit increase and variable compensation resulting from our performance in the quarter-to-date period ended May 27, 2012.

Restructuring Charges

Restructuring charges for the quarter-to-date fiscal period ended May 27, 2012 were a result of a revision of prior period estimates. See Note 4 of these unaudited interim consolidated financial statements.

Management Fees

Management fees of $0.3 million for the quarter-to-date fiscal periods ended May 27, 2012 and May 29, 2011 were included as operating expenses. These are primarily comprised of fees of approximately $0.2 million for our private equity sponsors for the quarter-to-date fiscal periods ended May 27, 2012 and May 29, 2011, respectively. These fees are accrued and will be paid only after fully satisfying our debt obligations. Additionally, on April 30, 2010 we entered into a four year agreement with an investment bank for advisory services and incurred expenses of approximately $0.1 million for the quarter-to-date fiscal periods ended May 27, 2012 and May 29, 2011, respectively.

Profit from Operations

As a result of the above factors profit from operations for the quarter-to-date fiscal period ended May 27, 2012 increased by $3.3 million to $10.3 million from $7.0 million during the same time period in fiscal 2012. Operating margin for those time periods increased from 14.1% to 19.6%. This was primarily due to increased gross profit, lower payroll costs as a result of the January 2012 restructuring, decreased depreciation charges as well as lower retention charges. These were partially offset by the May 2012 merit increase and increased variable compensation resulting from our performance in the quarter-to-date period ended May 27, 2012. Included in the increase is a net unfavorable foreign exchange impact of $0.7 million compared to the prior year.

Interest Expense, Net

Interest expense, net for the quarter-to-date fiscal period ended May 27, 2012 increased by $0.3 million to $12.5 million from $12.2 million during the same period in fiscal 2012. The increase is due to accretion of interest payable-in-kind under the Second Lien Credit Facility, along with increased amortization of debt discounts and deferred financing fees.

The weighted-average interest rate of the Senior Secured Notes was 13.8% for the quarter-to-date fiscal period ended May 27, 2012 and 13.8% for the quarter-to-date fiscal period ended May 29, 2011.

The weighted-average interest rate of the Second Lien Credit Facility was 14.8% for quarter-to-date fiscal period ended May 27, 2012 and 14.9% for the quarter-to-date fiscal period ended May 29, 2011.

Cash interest expense, net for the quarter-to-date fiscal periods ended May 27, 2012 and May 29, 2011 was $7.6 million and $7.7 million, respectively.

There were no borrowings under the Revolving Credit Facility during the quarter-to-date fiscal period ended May 27, 2012.

Loss on Change in Fair Value for Embedded Derivatives

Loss on change in fair value for embedded derivatives for the quarter-to-date fiscal periods ended May 27, 2012 and May 29, 2011 was $0.3 million. See Note 8 of our fiscal 2012 annual report on Form 20-F, under “Item 5. Operating and Financial Review and Prospects”. This was derived using a valuation model that utilizes the income valuation approach. This valuation model takes into account cash flows expected to be generated over the instrument’s remaining life, the contract terms and other inputs such as management’s estimation of the probability of certain events, as well as other data points.

Other Income (Expense), Net

Other income, net for the quarter-to-date fiscal period ended May 27, 2012 increased by $0.1 million compared to the same period in fiscal 2012. The decrease is primarily due to a decrease in miscellaneous expenses.

Income Taxes

Income tax expense for the quarter-to-date fiscal period ended May 27, 2012 increased by $0.5 million to $0.8 million compared to $0.3 for the quarter-to-date fiscal period ended May 29, 2011 primarily as a result of the net release of a deferred tax asset valuation allowance in our Irish entity for the quarter-to-date period ended February 27, 2012. In the quarter-to-date fiscal period ended May 27, 2012 and May 29, 2011, the effective tax rate was significantly more than the U.S. statutory rate primarily as a result of realizing taxable income in certain foreign jurisdictions and not reflecting significant tax benefits for losses in other jurisdictions.

We are currently under examination by the Internal Revenue Service for our fiscal 2010 and fiscal 2011 Federal income tax return. The audit is currently in its discovery stage. We believe there is no requirement for any income tax reserves based on the current status of the examination.

New Accounting Guidance

In May 2011, a pronouncement was issued that requires us to report the level in the fair value hierarchy of assets and liabilities not measured at fair value in the balance sheet but for which the fair value is disclosed, and to expand existing disclosures. The pronouncement is effective for fiscal years beginning after December 15, 2011 and is to be applied prospectively. We adopted this pronouncement on February 27, 2012. As this pronouncement relates to disclosure only, the adoption did not have a material impact on our consolidated financial condition, results of operations or cash flow.

In June 2011, a pronouncement was issued that amended the guidance allowing the presentation of comprehensive income and its components in the statement of changes in equity. The pronouncement provides the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The methodology for the computation and presentation of earnings per share remains the same. The pronouncement is effective for fiscal years beginning after December 15, 2011 and is to be applied retrospectively. We adopted this pronouncement as of February 27, 2012. As this pronouncement relates to disclosure only, the adoption did not have a material impact on our consolidated financial condition, results of operations or cash flows.

In September 2011, a pronouncement was issued that amended the guidance for goodwill impairment testing. The pronouncement allows an entity to perform an initial qualitative assessment to determine whether it is “more likely than not” that the fair value of the reporting unit is less than its carrying amount. This assessment is used as a basis for determining whether it is necessary to perform the two step goodwill impairment test. The methodology for how goodwill is calculated, assigned to the reporting unit and the application of the two step goodwill impairment test have not been revised. The pronouncement is effective for fiscal years beginning after December 15, 2011. We adopt this pronouncement as of February 27, 2012. The adoption of this new accounting standard did not have a material impact on our consolidated financial position, results of operations or cash flows.

Capital Expenditures

Total capital expenditures for the quarter-to-date fiscal period ended May 27, 2012 was $1.6 million, compared to $0.8 million in the quarter-to-date fiscal period ended May 29, 2011. The increase was primarily related to purchases of computer hardware equipment used primarily in our customer service and research and development organizations.

Pursuant to the terms of the indenture governing the Notes, capital expenditures are currently limited to $10.0 million per year.

Liquidity and Capital Resources

At May 27, 2012 our cash and cash equivalents were $24.3 million, compared to $27.5 million at February 26, 2012. This decrease was primarily due to the timing of semi-annual interest payments related to our Senior Secured Notes, the acquisition of DRA (see Note 3 to these unaudited consolidated financial statements) and the acquisition of property and equipment. These were partially offset by cash provided by operations, excluding interest obligations mentioned above. We hold our cash and cash equivalents predominantly in U.S. dollars, euros, Japanese yen and British pounds sterling.

Net cash used in operating activities in the quarter-to-date fiscal period ended May 27, 2012 was $0.5 million compared to net cash used by operating activities of $0.2 million in the quarter-to-date fiscal period ended May 29, 2011. Net cash generated from operating activities decreased primarily due to the timing of accounts receivable and deferred revenue, primarily related to our customer service business. These were partially offset by an increase in profit from operations adjusted for non-cash expenses and the timing of accounts payable.

Net cash used in investing activities in the quarter-to-date fiscal period ended May 27, 2012 was $2.5 million compared to $0.8 million in the quarter-to-date fiscal period ended May 29, 2011. This increase was primarily due to increased capital expenditures and the acquisition of DRA (see Note 3 to these unaudited consolidated financial statements). Capital expenditures in the quarter-to-date fiscal period ended May 27, 2012 and May 29, 2011 were $1.5 million and $0.8 million, respectively. During these fiscal periods, capital expenditures were primarily related to testing and computer hardware equipment used in customer service and research and development.

Net cash used in financing activities in the thirteen weeks ended May 29, 2011 was due to debt and equity issuance fees of $0.1 million.

At May 27, 2012 we had debt obligations totaling $301.5 million, partially offset by $24.3 million of cash and cash equivalents. At February 26, 2012, we had debt obligations totaling $299.5 million, partially offset by $27.5 million in cash and cash equivalents.

As of May 27, 2012, in addition to the cash on hand of $24.3 million, we had $24.0 million available for borrowing under our Revolving Credit Facility which matures September 29, 2014. There were no cash borrowings outstanding at May 27, 2012 but there was a $1.0 million stand-by letter of credit applied against the Revolving Credit Facility. Under the Revolving Credit Facility, certain financial tests are required when an excess cash flow offer or asset sale offer is consummated under the Senior Secured Notes which include (i) consolidated liquidity of no less than $15.0 million and (ii) outstanding borrowings and stand-by letter of credit obligations under the Revolving Credit Facility not in excess of $15.0 million. It is also an event of default under the indenture governing the Senior Secured Notes for borrowings and stand-by letter of credit obligations under the Revolving Credit Facility to exceed $15.0 million immediately following the consummation of an excess cash flow offer.

The Revolving Credit Facility contains an interest coverage requirement which requires us to maintain a ratio of Consolidated EBITDA (as calculated thereunder, presented as Adjusted EBITDA elsewhere in this report) to cash interest expense of at least 1.15 to 1.00 through the quarter ending February 24, 2013, at least 1.20 to 1.00 through the quarter ending November 24, 2013, and at least 1.25 to 1.00 thereafter. Such interest coverage ratio is measured for the preceding twelve months on a quarterly basis, as of the last date of each fiscal quarter. For the purposes of calculating such interest coverage ratio, cash interest expense is calculated net of interest income and is deemed to exclude (i) fees payable on accounts of letters of credit, (ii) net costs associated with certain swap agreements and (iii) interest expense in respect of costs of debt issuance or customer deposits. As a result, the interest coverage ratio as calculated pursuant to the Revolving Credit Facility was 1.65 to 1.00 for the twelve month period ended May 27, 2012. In addition, our debt agreements contain certain covenants that also restrict our ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose assets or enter into business combinations, incur or guarantee additional indebtedness, create or permit to exist certain liens, pledge assets or engage in sale-leaseback transactions, and make capital expenditures greater than a certain maximum amount. We were in compliance with those covenants as of May 27, 2012.

Pursuant to the bye-law provisions that govern the preference shares of Bermuda Holdings, each holder of preference shares may require Holdings, upon written request, to redeem all, but not less than all, of its outstanding preference shares. However, no holder of preference shares is permitted to exercise its redemption rights until the later of

(i) 91 days after the earlier of the stated maturity date or the first date on which no Notes are outstanding and

(ii) 91 days after the earlier of the stated maturity date or the first date on which no indebtedness under the Second Lien Credit Facility is outstanding.

As of May 27, 2012, the redemption value of the Series A and Series B Preference Shares totaled $111.4 million and $60.0 million, respectively. If Bermuda Holdings cannot fulfill the redemption request, the holders of the preference shares have the right to appoint five additional directors to the board of Bermuda Holdings and if the request is not fully redeemed within 90 days, the holders of a majority of the then issued preference shares may require Holdings to use reasonable efforts to sell itself or enter into another transaction necessary to produce sufficient proceeds to permit the payment in full of the redemption price.

If there are changes to our business operations or changes in tax laws, we could be subject to a significant income tax liability as detailed in “Liquidity and Capital Resources” of our fiscal 2012 annual report on Form 20-F.

We believe our cash on hand, expected future operating cash inflows and borrowings available under our Revolving Credit Facility will be sufficient to fund operations, debt payment requirements and capital expenditures and to maintain compliance with the covenants under our debt agreements over the next twelve month period. Funding requirements for our debt requirements, operating leases and purchase obligations may be found on our fiscal 2012 annual report on Form 20-F, under “— Tabular Disclosure of Contractual Obligations.” There can be no assurance that our cash flow from operations, combined with additional borrowings under the Revolving Credit Facility, will be available in an amount sufficient to enable us to repay our indebtedness or fund our other liquidity needs or planned capital expenditures. We may need to refinance all or a portion of our indebtedness obligations on or before their respective maturities. There can be no assurance that we will be able to refinance any of our indebtedness obligations on commercially reasonable terms or at all. We currently anticipate that we will not have the funds to repay the debt upon maturity and will most likely seek to refinance or restructure the debt in the future.

Off-Balance Sheet Arrangements

We enter into standard sales contracts and agreements containing intellectual property infringement indemnification provisions. Pursuant to these provisions, we indemnify, hold harmless and agree to reimburse the indemnified party for, among other losses, losses suffered or incurred by the indemnified party (generally business partners or customers) in connection with certain patent, copyright or other intellectual property infringement claims in the countries in which we operate by any third party with respect to our products. The term of these indemnification provisions is generally perpetual and effective from the time of the sale of the product. The maximum potential amount of future payments that we could be required to make under these indemnification agreements is unlimited. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements and management is not aware of any pending, threatened or unasserted claims regarding these agreements. As a result, we believe the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of May 27, 2012 and February 26, 2012, respectively.

As permitted under Bermuda and Delaware law, we are permitted and have agreed to indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a Director and Officer insurance policy that limits our exposure and enables us to recover a portion of any future amounts paid. The aggregate limit on this insurance policy is $20.0 million. As a result of this insurance policy coverage, we believe the estimated fair value of these indemnification arrangements is minimal. All of these indemnification arrangements were grandfathered under the provisions of Accounting Standards Codification Topic 460, Guarantees, as they were in effect prior to December 31, 2002. Accordingly, we have no liabilities recorded for these agreements as of May 27, 2012 and February 26, 2012, respectively.

Certain of our subsidiaries entered into an indemnity agreement with Platinum Equity, LLC (“Platinum”) as part of the purchase of Cemprus, LLC. Under the indemnity agreement, such subsidiaries agreed to indemnify Platinum against certain claims arising after the purchase of Cemprus, LLC. The indemnification obligations are limited to claims respecting certain obligations of Platinum under its Cemprus, LLC acquisition agreement with Alcatel-Lucent SA, certain related Platinum guarantees associated with that transaction and a certain letter agreement with Hewlett-Packard for certain product and license agreements between Cemprus, LLC and Hewlett-Packard. We have never incurred costs to defend lawsuits or settle claims related to these agreements. As a result, we believe the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of May 27, 2012 and February 26, 2012, respectively.

Critical Accounting Policies and Significant Estimates

Our unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP. Preparation of these statements requires management to make significant judgments and estimates. Some accounting policies have a significant impact on amounts reported in these financial statements. A summary of significant accounting policies and a description of accounting policies that are considered critical may be found on our fiscal 2012 annual report on Form 20-F, under “Item 5. Operating and Financial Review and Prospects”. There have been no material changes to the Accounting Policies or our application of the Accounting Policies, as disclosed in our fiscal 2012 annual report on Form 20-F.

Legal Proceedings

On January 9, 2012, we learned that VMOOM, a general partnership located in San Marino, California (the “Plaintiff”), filed a complaint against us in the Los Angeles Superior Court (the “State Court”). The complaint asserted claims for breach of contract, interference with present and prospective economic relationships and economic advantages, fraud, and equitable indemnity and comparative contribution, alleging that we breached our contractual obligations by our late delivery and our failure to deliver to computer systems valued at approximately $0.9 million, on or before the dates requested, resulting in damage to the Plaintiff in the form of penalties and lost immediate and future business.

In February 20102, we removed the action to the Federal Court Central District of California, and filed a motion to dismiss all claims except for the breach of contract claim, and to bar damages beyond those allowed under the limitation of damages provision in the contract (value of the products at issue). We also filed an opposition to Plaintiff’s motion to remand to State Court.

On March 19, 2012, Plaintiff filed a First Amended Complaint withdrawing two of its claims from its initial complaint and alleging damages of $11.8 million, along with punitive damages between two and three times the amount of its actual damages, plus attorneys’ fees and costs as allowed by law. On April 2, 2012, we filed a motion to dismiss all claims against the Company except for the breach of contract claims.

On April 24, 2012, the Federal Court ruled, without oral argument, on our dismissal and remand motions, dismissing the equitable indemnity/contributions claim, applying Massachusetts law and the limitations of liability provision to the Plaintiff’s claims, dismissing Plaintiff’s request for consequential and punitive damages, and denying Plaintiff’s remained motion, and allowing Plaintiff to file an amended complaint, if it chose to do so.

On May 11, 2012, Plaintiff served on us its Second Amended Complaint, essentially reasserting all the claims in its First Amended Complaint, plus an additional claim of breach of fiduciary duty and seeking damages of $11.8 million, along with punitive damages between two and three times the amount of its actual damages, plus attorneys’ fees and costs as allowed by law, essentially the same as sought by Plaintiff in the First Amended Complaint.

On May 31, 2012, we filed a motion to dismiss all claims for damages beyond those allowed under the limitations of liability provisions in the contract as well as the claims for equitable indemnity/contribution and breach of fiduciary duty. Those motions are set for hearing on August 20, 2012.

We intend to vigorously defend this case and we believe we have valid legal defenses and counter claims against Plaintiff. We are currently unable to estimate any potential contingent losses, if any, as discovery has not yet commenced, nor is adequate information available to estimate such range of loss.